Exhibit 99.3

CONNECTED BY ENERGY // 2013 LETTER TO SHAREHOLDERS OPPORTUNITY TransCanada has expanded its portfolio of commercially secured projects to $38 billion. They are all supported by strong market fundamentals and underpinned by long-term contracts. RESULTS Completion of these initiatives will transform our company. Our footprint, our diversity and our revenues will grow.

2013 FINANCIAL HIGHLIGHTS NET INCOME ATTRIBUTABLE TO COMMON SHARES $1.7 BILLION OR $2.42 PER SHARE COMPARABLE EARNINGS(1) $1.6 BILLION OR $2.24 PER SHARE COMPARABLE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION(1) $4.9 BILLION FUNDS GENERATED FROM OPERATIONS(1) $4.0 BILLION CAPITAL EXPENDITURES, EQUITY INVESTMENTS AND ACQUISITIONS $4.8 BILLION COMMON SHARE DIVIDENDS DECLARED $1.84 PER SHARE (1) Non-GAAP measure that does not have any standardized meaning prescribed by generally accepted accounting principles (GAAP). For more information see Non-GAAP measures in the Management’s Discussion and Analysis of the 2013 Annual Report. Forward-Looking Information and Non-GAAP Measures These pages contain certain forward-looking information and also contain references to certain non-GAAP measures that do not have any standardized meaning as prescribed by U.S. generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other entities. For more information on forward-looking information, the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, and reconciliations of non-GAAP measures to the most closely related GAAP measures, refer to TransCanada’s 2013 Annual Report fi led with Canadian securities regulators and the U.S. Securities and Exchange Commission and available at TransCanada.com. 2,000 1,600 1,200 800 400 2012 2013 2011 Net Income Attributable to Common Shares (millions of dollars) 1,299 1,712 1,526 2,000 1,600 1,200 800 400 Comparable Earnings(1) (millions of dollars) 2012 2013 2011 1,330 1,584 1,559 6,000 5,000 4,000 3,000 2,000 1,000 Comparable EBITDA(1) (millions of dollars) 2012 2013 2011 4,245 4,859 4,544 5,000 4,000 3,000 2,000 1,000 Funds Generated from Operations(1) (millions of dollars) 2012 2013 2011 3,284 4,000 3,451 8,000 6,400 4,800 3,200 1,600 Capital Expenditures, Equity Investments and Acquisitions (millions of dollars) 2012 2013 2011 3,461 4,840 3,146 3 2 1 Comparable Earnings per Share(1) (dollars) 2012 2013 2011 1.89 2.24 2.22 3 2 1 Dividends Declared per Share (dollars) 2012 2013 2011 1.76 1.84 1.68 1,000 800 600 400 200 Common Shares Outstanding – Average (millions of shares) 2012 2013 2011 705 707 702 60 40 50 30 20 10 Market Price – Close Toronto Stock Exchange (dollars) 2012 2013 2011 47.02 48.54 44.53 3 2 1 Net Income per Share – Basic (dollars) 2012 2013 2011 1.84 2.42 2.17

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# LETTER TO SHAREHOLDERS



RUSSELL K. GIRLING
President & Chief Executive Officer

Our vision is to be the leading energy infrastructure company in North America and in 2013 we took another significant step toward achieving this vision.

Our assets performed well, we resolved many of the headwinds constraining our performance and we are now working on numerous, high quality, commercially secured projects from Alaska to Mexico, from the Pacific Coast to the tip of New Brunswick and many places in between. We are building North America's Energy future and we are very proud of what we accomplished this year.

Twenty-thirteen is perhaps most appropriately described as a year of unprecedented opportunity as TransCanada announced $19 billion of new projects. The list includes the largest initiative the company has ever undertaken – the $12 billion Energy East Project. It will convert 3,000 kilometres (km) of our Canadian Mainline from natural gas to oil transportation and include 1,500 km of new pipeline. Energy East will deliver 1.1 million barrels of crude oil a day to Eastern Canadian refineries and export markets beginning in 2018.

Other important initiatives announced in 2013 include: the $5 billion Prince Rupert Gas Transmission Project (PRGT) that will transport natural gas for export off the coast of British Columbia; the $1.7 billion North Montney extension that will expand the NGTL system and connect with PRGT; and the $900 million Heartland Pipeline and TC Terminals project with capacity to transport up to 900,000 barrels per day and store 1.9 million barrels of oil within Alberta.

As a result of capturing these opportunities, TransCanada has expanded its portfolio of commercially secured projects to $38 billion. They are all supported by strong market fundamentals and underpinned by long-term contracts or the revenue stability of cost-of-service regulation. Completion of these initiatives will transform our company. Our footprint, our diversity and our revenues will grow. We expect these projects will lead to a doubling of EBITDA – earnings before interest, taxes, depreciation and amortization – by the end of the decade, providing a foundation for increased earnings, dividends and shareholder value to and beyond 2020.

> "TransCanada has expanded its portfolio of commercially secured projects to $38 billion with $19 billion secured in 2013."

It is one thing to capture opportunities; it is another for proposed projects to become operational. At TransCanada we have a 60-year history of safely and efficiently bringing new facilities into service. Our construction teams again demonstrated that discipline in 2013 as $3.5 billion of new assets were brought on-line. This marked the first time in decades that a full set of eight reactors were running at Bruce Power. As well, we have now brought four of nine Ontario solar facilities into service, along with numerous NGTL system expansions as we continue to capture the majority of the new natural gas production in northeast British Columbia and northwest Alberta.

In late January 2014, our employees completed construction of the US$2.6 billion Gulf Coast Project, the southern extension of Keystone designed to transport up to 700,000 barrels a day of crude oil to Texas refineries – an important milestone for

2013 LETTER TO SHAREHOLDERS

our emerging oil transportation business. Also in late January, we received a positive Final Supplemental Environmental Impact Statement from the U.S. Department of State. While this has taken much more time than expected I remain confident this will ultimately lead to the approval of Keystone XL in 2014. In both the construction and operation of our assets, our top priority is the safety of our employees, our contractors and the communities where we operate. While 2013 saw unprecedented growth in hours worked and miles driven, our safety performance remained in the top decile of our industry. While I am proud of this performance, we can and we will do better. Our objective is to be incident free and we will continue to relentlessly push to achieve this objective. The path to better performance is ingrained in the strong safety culture that permeates throughout TransCanada. A well-honed safety culture is the only way to ensure everyone in the organization makes decisions based on the same fundamental values and beliefs. We encourage people to err on the side of caution, and our employees and contractors are supported and rewarded for doing so. We can make up lost dollars but we can’t ever repair the damage and devastation of a catastrophic event and the impact it can have on families. At TransCanada, I’m very comfortable we are on this path. New projects, improved performance from existing assets and recovering commodity prices all contributed to a strong financial performance in 2013. This year we reported comparable earnings of $2.24 per share, which is a 19 per cent increase over last year. Funds generated from operations were $4 billion, a 22 per cent rise from 2012. As we have always said, sustained, visible growth in cash flow and earnings will lead to steady growth in dividends. 2014 is the 14th consecutive year TransCanada’s Board has raised the common share dividend resulting in a compound annual growth rate of seven per cent over that period. Looking forward, we remain focused on four simple priorities. First, maximize the value of our $54 billion blue-chip portfolio of assets and continue to operate them safely and reliably – that’s what we do, that’s what our customers expect. Second, we will advance our $38 billion portfolio of new projects through permitting and construction to operation. Third, we will maintain our financial strength, discipline and flexibility in order to fund our growth. Finally, we’ll continue to pursue low-risk growth projects, both through acquisition and development in our three core businesses in geographies where we have or can develop a sustainable, competitive advantage. Our ability to manage complex stakeholder matters has always been one of our strengths, something that is rooted in our core values of respect and integrity. In this new world of activists working to prevent new, critical energy infrastructure from being built, along with rising stakeholder expectations, this capability has become our competitive advantage. Customers are telling us they cannot afford to risk their brand by partnering with infrastructure operators who don’t have the ability to navigate these challenging and difficult waters. TransCanada has a 60-year history and reputation of fairly dealing with all stakeholders, being honest and transparent, and solving issues when they arise – that will continue. Since the year 2000, we have invested approximately $40 billion in long-life energy infrastructure assets in our three core businesses, and we are positioned to confidently and prudently deliver on that again before the end of the decade. I have great confidence in the senior leadership of our company and in our 5,500 employees – they will get the job done. They are simply the best at what they do and I am proud of their many accomplishments. We will continue to deliver safe, reliable energy for millions of people, and generate superior risk-adjusted returns for our shareholders for many decades to come. Our top priority is the safety of our employees, our contractors and the communities where we operate. Our safety performance remained in the top decile of our industry. 2013 LETTER TO SHAREHOLDERS

Connecting reliable and affordable sources of energy to markets is the foundation of North America’s prosperous economy and high standard of living. Whether it is natural gas to heat homes and fuel industry, electricity to keep lights on and computers running, or gasoline that moves millions of vehicles every day, nothing is more fundamental to maintaining and enhancing our quality of life. Demand for all forms of energy is steadily growing, and new supplies of oil and gas have led to greater energy security for North America and the possibility of supplying markets abroad. This has opened an era of unprecedented opportunity, as new pipelines, power generation facilities and other energy facilities are required to meet this demand in the future. At the same time, governments, regulators, landowners, Aboriginal and Native American peoples and local communities have greater expectations than ever before when it comes to being engaged in energy infrastructure projects that affect them. Companies must listen and ensure the questions, concerns and interests of stakeholders are addressed early in the process. TransCanada has been safely delivering critical energy products across the continent for more than 60 years and has a solid track record of responsible development, reliable operations, and treating our customers, partners and stakeholders with integrity and respect. This consistent approach has served us well in the past. It is also central to our execution of an unparalleled capital growth plan that is expected to see $38 billion in new projects completed by the end of this decade, generating significant value for our shareholders and benefits for communities across Canada, the United States and Mexico. The market’s confidence in us shows that we are well on our way to achieving our vision of being North America’s leading energy infrastructure company. To get there, we will continue to rely on the foundation of our existing asset base, the industry’s most talented and dedicated employees, and our financial strength and flexibility. We invite you to learn more about our performance and successes in 2013, our unprecedented capital growth plan underway through 2020, and our commitment to doing the right thing in all aspects of our project planning, construction and operation programs. CONNECTED BY ENERGY THE MARKET’S CONFIDENCE IN US SHOWS THAT WE ARE WELL ON OUR WAY TO ACHIEVING OUR VISION OF BEING NORTH AMERICA’S LEADING ENERGY INFRASTRUCTURE COMPANY. 2013 LETTER TO SHAREHOLDERS

A SOLID FOUNDATION TransCanada plays a vital role in connecting energy supplies to key North American markets with $54 billion in assets in our Natural Gas Pipelines, Energy and Oil Pipelines portfolios. ASSETS We operate one of the largest natural gas transmission networks in North America – 68,500 kilometres (km) (42,500 miles) – tapping into virtually every major gas supply basin and transporting approximately 20 per cent of the continent’s daily natural gas supply. We are North America’s third largest provider of natural gas storage and related services with more than 400 billion cubic feet (Bcf) of storage capacity. We own or have interests in 21 power facilities with the capacity to generate 11,800 megawatts (MW) of electricity, enough to power nearly 12 million homes. One-third of the power we produce comes from emission-less sources including nuclear, hydro, wind and solar. The 4,247-km (2,639-mile) Keystone Pipeline System transports almost one-quarter of Canada’s crude oil exports to the United States. It has safely delivered more than 550 million barrels of Canadian crude oil to markets in the U.S. since it began operation in July 2010. Keystone now includes the Gulf Coast extension, which began transporting crude oil from Cushing, Oklahoma to refineries on the Gulf Coast of Texas in January 2014, providing these refineries with a more stable and less expensive source of oil from U.S. and Canadian producers. PEOPLE Our success is a reflection of our exceptional team of approximately 5,500 employees who bring skill, experience, energy and dedication to the work they do every day. Our employees are an important part of the communities where we operate in seven Canadian provinces, 31 U.S. states and six states in Mexico. FINANCIAL CAPACITY We are well positioned to fund our ongoing capital program with growing cash flow from our existing asset base and new assets being placed into service, an ‘A’ grade credit rating and a strong balance sheet. We have invested over $40 billion in new assets since 2000 and our shareholders have been rewarded with an average annual return of 15 per cent. WE HAVE INVESTED OVER $40 BILLION IN NEW ASSETS SINCE 2000 AND OUR SHAREHOLDERS HAVE BEEN REWARDED WITH AN AVERAGE ANNUAL RETURN OF 15 PER CENT. 2013 LETTER TO SHAREHOLDERS

TransCanada’s credentials in the construction and operation of large-diameter pipelines in extreme climates and terrain are unequalled in North America. Mexico’s Guadalajara natural gas pipeline demonstrated this expertise. GUADALAJARA, MEXICO TransCanada has one of the best pipeline safety and operating records in the industry. Our state-of-the-art control centre monitors our pipelines 24/7. TransCanada has spent an average of $900 million per year over the last three years on pipeline integrity and preventative maintenance programs. OIL CONTROL CENTRE SOLID FOUNDATION THE KEYSTONE PIPELINE SYSTEM TRANSPORTS ALMOST 25% OF CANADA’S CRUDE OIL EXPORTS TO THE UNITED STATES OUR NATURAL GAS PIPELINE SYSTEM DELIVERS APPROXIMATELY 20% OF THE NATURAL GAS CONSUMED IN NORTH AMERICA EACH DAY. TRANSCANADA HAS THE CAPACITY TO GENERATE POWER FOR NEARLY 12 MILLION HOMES. 21 POWER FACILITIES 11,800 MW 12M 2013 LETTER TO SHAREHOLDERS

DELIVERING STRONG RESULTS 2013 was a successful year for TransCanada, marked by growth in earnings and cash flow and the capture of a record level of new capital projects, including the $12 billion Energy East Pipeline – the largest project in our history. Comparable earnings increased 19 per cent to $1.6 billion or $2.24 per share and funds generated from operations were up 22 per cent to $4.0 billion. The strong year-over-year results reflect a return to an eight unit site at Bruce Power, higher Western Power volumes, an increase in New York capacity prices, growth in our NGTL System, and a higher Canadian Mainline return on equity. Our Board of Directors also declared a quarterly dividend of $0.48 per common share for the quarter ending March 31, 2014, equivalent to $1.92 per common share on an annualized basis, an increase of four per cent. This is the fourteenth consecutive year the Board of Directors has raised the dividend. A total of $3.5 billion in new assets began contributing to earnings in 2013, beginning with the return to service of Bruce Power Units 1 and 2. For the first time in nearly two decades, all eight of Bruce Power’s nuclear reactors are operating simultaneously, providing 6,200 MW of emission-less power and supplying Ontario with more than 30 per cent of its electricity. We acquired the first four of nine solar generation facilities in Ontario, with the remaining five facilities expected to come on-line in 2014, further expanding the company’s renewable energy portfolio. In addition, the Sundance A power facility in Alberta returned to service after the operator was ordered to rebuild two units that were shut down, providing us with the 560 MW of power we are entitled to under a power purchase agreement. Several pipeline projects also progressed during 2013, and key settlements and decisions were reached that will provide clarity and stability for our natural gas pipelines in the coming years. Approximately $700 million in new facilities began service on the NGTL System in northern Alberta and northeast British Columbia as part of a $2.7 billion expansion program. In November, construction wrapped up on the Gulf Coast Project, a 780-km (485-mile) pipeline that transports crude oil from the primary U.S. crude oil storage hub at Cushing, Oklahoma to refineries on the Gulf Coast of Texas. This southern extension of the Keystone Pipeline System began service on January 22, 2014, following successful commissioning and line fill activities. THE GULF COAST PROJECT, A 780-KM (485-MILE) PIPELINE THAT TRANSPORTS CRUDE OIL FROM CUSHING, OKLAHOMA TO REFINERIES ON THE GULF COAST OF TEXAS, BEGAN OPERATIONS ON JANUARY 22, 2014. 2013 LETTER TO SHAREHOLDERS

We continue to advance the Keystone XL Pipeline Project, which has now been under regulatory review by the United States government for more than five years. The U.S. Department of State (DOS) released the Final Supplemental Environmental Impact Statement on the project on January 31, 2014, which concluded the pipeline will have minimal impact on the environment. This finding was consistent with the results of four previous environmental reviews dating back to 2010. The DOS has now entered a 90-day National Interest Determination period for Keystone XL. We are optimistic the project will be approved in 2014 since it will greatly enhance America’s energy security and create more than 9,000 direct jobs for skilled American workers over two years of construction. In March, Canada’s National Energy Board (NEB) released its decision on our proposal for restructuring tolls and services on the Canadian Mainline following an extensive public hearing. The decision fundamentally altered some of the long-standing principles of the Mainline’s regulated cost-of-service model. TransCanada successfully implemented the NEB decision and shippers have renewed 2.5 Bcf per day of firm contracts on the system through November 2016. In the fall of 2013 we reached a settlement with local natural gas distribution companies in Ontario and Québec that will allow us to continue expanding the eastern portion of the Mainline system to meet the future needs of this growing market. Settlements were also reached with shippers on the NGTL and Great Lakes systems in 2013. CAPTURING OPPORTUNITIES It was also a banner year for securing new growth opportunities, as we commercially secured $19 billion of new projects that are underpinned by long-term contracts with our customers. In January, we were selected by Progress Energy Canada Ltd. to build, own and operate the proposed $5 billion Prince Rupert Gas Transmission project, a 750-kilometre (466-mile) pipeline to transport natural gas from northeastern B.C. to the Pacific Northwest LNG export facility planned near Prince Rupert. We are also proceeding with the $1.7 billion North Montney project that will expand the NGTL System and connect with the Prince Rupert Gas Transmission pipeline. In August, we announced we will For the first time in two decades, all eight of Bruce Power’s nuclear reactors are operating simultaneously, providing 6,200 MW of emission-less power and supplying Ontario with more than 30 per cent of its electricity. BRUCE POWER 2013 LETTER TO SHAREHOLDERS

TransCanada reached binding long-term agreements to proceed with the $900 million Heartland Pipeline and TC Terminals projects connecting a storage terminal in the Heartland industrial area north of Edmonton, Alberta with our facilities in Hardisity, Alberta. CONNECTING EDMONTON WITH HARDISTY 2013 LETTER TO SHAREHOLDERS

proceed with the $12 billion Energy East Pipeline Project, an innovative project that will convert 3,000 km (1,800 miles) of existing natural gas pipeline in the Canadian Mainline to oil transportation between Alberta and Ontario and build 1,600 km (994 miles) of new pipeline to transport up to 1.1 million barrels per day of crude oil from Western Canada to Eastern Canadian refineries and two export marine terminals. We began initial public consultation, design and engineering work on Energy East Pipeline Projects in 2013 and expect to file an application for the project with the NEB in mid-2014. We also reached binding long-term agreements to proceed with the $900 million Heartland Pipeline and TC Terminals projects that will support growing crude oil production in Alberta with a storage terminal in the Heartland industrial area north of Edmonton, Alberta and a pipeline to connect with our facilities in Hardisty, Alberta.

> "IT WAS ALSO A BANNER YEAR FOR SECURING NEW GROWTH OPPORTUNITIES, AS WE COMMERCIALLY SECURED $19 BILLION OF NEW PROJECTS THAT ARE UNDERPINNED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS."


YT
NT
NU
BC
AB
SK
MB
ON
QC
HARDISTY
MOOSOMIN
MONTRÉAL
LÉVIS
NB
SAINT JOHN
NS
PE
= NEW PIPELINE CONSTRUCTION
= EXISTING PIPELINE CONVERSION
= TERMINALS
= RECEIPT/DELIVERY POINTS

ENERGY EAST PIPELINE PROJECT

**Energy East Pipeline Project proposed route. The existing gas pipeline system consists of several individual pipes running parallel with each other. This project will entail the conversion of just one of those individual pipes.**

## $12 BILLION ENERGY EAST PIPELINE PROJECT BENEFITS ALL CANADIANS

THE $12 BILLION PROJECT COULD ELIMINATE CANADA'S RELIANCE ON 700,000 BBL/D OF CRUDE OIL IMPORTED FROM OVERSEAS BY REPLACING IT WITH WESTERN CANADIAN CRUDE, ALONG WITH SUPPORTING EASTERN CANADIAN REFINERIES.

IT WILL CREATE MORE THAN 10,000 DIRECT, FULL-TIME JOBS.



THIS PROJECT WILL PRODUCE $35 BILLION OF GROSS DOMESTIC PRODUCT FOR CANADA'S ECONOMY.



THE ENERGY EAST PIPELINE WILL GENERATE $10 BILLION IN TAX REVENUES FOR ALL LEVELS OF GOVERNMENT IN THE COUNTRY.



2013 LETTER TO SHAREHOLDERS

The scope of TransCanada’s growth plan is truly unprecedented, with $38 billion in capital projects that will transform the company and position it as a leader in each of our core business areas. Subject to required approvals and final investment decisions by our partners, our asset base will grow by almost one-half to approximately $80 billion of long-life assets that are predominantly supported by long-term contracts or regulated cost-of-service arrangements when complete by the end of the decade. Earnings before interest, taxes, depreciation and amortization (EBITDA) from these projects and existing assets are expected to almost double, reaching approximately $9.5 billion by 2020. OIL PIPELINES North America’s crude oil production is anticipated to increase four million barrels per day by 2020, the majority of which is expected to come out of Western Canada, the Bakken formation in the Williston Basin, and the Eagle Ford formation in Texas, where we are well positioned. Oil pipelines are expected to provide approximately 40 per cent of our EBITDA by the end of the decade. A network of 11,400 km (7,000 miles) of high-capacity pipelines will be capable of moving approximately 2.5 million barrels per day – half of Western Canada’s forecasted production – to refining markets and export terminals in Canada and the United States. It will also include 29 million barrels of oil storage capacity and two marine terminals. We have $23 billion in oil pipeline projects planned or in development. Once complete, the Keystone Pipeline System, including Keystone XL and the Gulf Coast extension, will have capacity to transport 1.4 million barrels of Canadian and U.S.-produced crude oil per day. The $12 billion Energy East Pipeline Project is also underpinned by long-term contracts to ship approximately 900,000 barrels per day when it begins service to Québec in early 2018 and to New Brunswick later that year and will allow Canadian refineries to eliminate their reliance on more expensive crude oil imported from overseas. We are also proceeding with $3.5 billion in projects to expand Alberta’s crude oil pipeline gathering network, including the Grand Rapids, Heartland and Northern Courier pipeline projects, as well as new terminal facilities at Hardisty, Alberta and the Heartland region north of Edmonton. BRIGHT FUTURE AHEAD OIL PIPELINES ARE EXPECTED TO PROVIDE APPROXIMATELY 40 PER CENT OF OUR EBITDA BY THE END OF THE DECADE. 2013 LETTER TO SHAREHOLDERS

## NATURAL GAS PIPELINES

North America's demand for natural gas is expected to grow by 15 Bcf/d by 2020, presenting opportunities for growth along with challenges related to low prices and changing flow patterns on some existing pipeline systems. We have $13 billion in projects under development to connect new supplies with domestic and overseas markets and expect EBITDA from natural gas pipeline assets to represent approximately 45 per cent of our EBITDA by 2020. Most notably, the Coastal GasLink and Prince Rupert Gas Transmission pipeline projects represent $9 billion of infrastructure investment in support of British Columbia's emerging liquefied natural gas (LNG) export opportunity and are supported by long-term contracts with major international energy companies. Route selection, public engagement and environmental assessments are well underway for both of these high-profile projects, with final investment decisions from the project backers expected in late-2014 and 2015.



NATURAL GAS PIPELINE NETWORK

**TransCanada has $13 billion in natural gas projects under development to connect new supplies with domestic and overseas markets and expects EBITDA from these and existing assets to represent approximately 45 per cent of our EBITDA by 2020.**



OIL PIPELINE NETWORK

**A network of 11,400 km (7,000 miles) of high-capacity pipelines will be capable of moving approximately 2.5 million barrels per day – half of Western Canada's forecasted production.**

## 2020 ASSET OUTLOOK

OUR ASSET BASE WILL GROW BY APPROXIMATELY 50% TO APPROXIMATELY $80 BILLION OF LONG-LIFE ASSETS THAT ARE PREDOMINANTLY SUPPORTED BY LONG-TERM CONTRACTS OR REGULATED COST-OF-SERVICE ARRANGEMENTS, WHEN COMPLETE BY THE END OF THE DECADE.*


OIL
$13B
$30B
GAS
$25B
$35B
ENERGY
$16B
$15B
TOTAL
$54B
$80B

## 2020 EBITDA OUTLOOK

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) FROM THESE OPERATIONS AND EXISTING ASSETS ARE EXPECTED TO ALMOST DOUBLE, REACHING APPROXIMATELY $9.5 BILLION BY 2020.*


OIL
$0.8B
$3.9B
GAS
$2.8B
$4.2B
ENERGY
$1.3B
$1.4B
TOTAL
$4.9B
$9.5B

■ = 2013 ▨ = 2020

* BOTH ASSETS AND EBITDA OUTLOOKS INCLUDE EXISTING ASSETS AND $38 BILLION OF COMMERCIALLY SECURED PROJECTS EXPECTED TO BE IN-SERVICE BY 2020, SUBJECT TO VARIOUS CONDITIONS INCLUDING CORPORATE AND REGULATORY APPROVALS.

2013 LETTER TO SHAREHOLDERS

Mexico is also an increasingly important region for us, with US$1.9 billion in new natural gas pipeline projects underway under 25-year contracts with Mexico’s state electricity company. When complete in 2016, the Mazatlan and Topolobampo pipelines in Western Mexico, along with our expanded Tamazunchale pipeline and Guadalajara pipeline will increase our asset base in the country to US$2.5 billion. Our growing presence and experience in successfully completing projects in Mexico ensures we are well positioned to capture additional growth opportunities as the country shifts towards natural gas as a cleaner and more economical source of power. Meanwhile, we are working to ensure existing natural gas pipeline assets are maximized and realizing their greatest value. The Canadian Mainline continues to be a critical piece of natural gas infrastructure, supplying close to 4 Bcf/d to high-population markets in Eastern Canada and the Northeastern U.S. TransCanada will ensure there is sufficient pipeline capacity to meet the current and future needs of Eastern Canadian gas consumers and that gas transmission costs on the Mainline are no higher as a result of converting some Mainline capacity to crude oil service for the Energy East Pipeline Project. Some of our U.S. natural gas pipelines continue to be challenged by changing market dynamics. We have responded by restructuring and reducing operating costs on these systems, along with pursuing new opportunities to connect growing production from shale gas basins including the Marcellus and Utica. ENERGY North America’s demand for electricity continues to grow by approximately one per cent per year and efforts to transition to less carbon intense forms of power generation are well aligned with our expertise in building and operating highly efficient natural gas-fired and renewable energy facilities. We are already Canada’s largest private-sector power generator and will add another 900 MW of gas-fired generation capacity when the Napanee Generating Station in eastern Ontario begins service in late 2017 or early 2018. To date, TransCanada has invested over $5 billion in renewable energy sources. Thirty per cent of the energy TransCanada produces is emission-less, including the largest wind developments in Maine and Canada, 13 hydro power facilities in the U.S. Northeast, along with solar and nuclear. CARTIER WIND ENERGY OUR GROWING PRESENCE AND EXPERIENCE IN SUCCESSFULLY COMPLETING PROJECTS IN MEXICO ENSURES WE ARE WELL POSITIONED TO CAPTURE ADDITIONAL GROWTH OPPORTUNITIES AS THE COUNTRY SHIFTS TOWARDS NATURAL GAS AS A CLEANER AND MORE ECONOMICAL SOURCE OF POWER. 2013 LETTER TO SHAREHOLDERS

## POWER ASSETS BY FUEL SOURCE

TRANSCANADA GENERATES POWER FROM A VARIETY OF SOURCES.

### FUEL MIX



11,800 MW
21%
21%
14%
5%
4%
1%
34%
NATURAL GAS
NATURAL GAS/OIL
NUCLEAR
COAL
HYDRO
WIND
SOLAR

APPROXIMATELY ONE-THIRD OF THE POWER WE PRODUCE COMES FROM EMISSION-LESS ENERGY.

CARTIER WIND IS THE LARGEST WIND DEVELOPMENT IN CANADA. TRANSCANADA IS A 62% OWNER IN THE $1.1 BILLION FACILITY IN QUÉBEC.

TRANSCANADA OWNS 13 HYDROELECTRIC FACILITIES IN NEW HAMPSHIRE, VERMONT AND MASSACHUSETTS, PRODUCING 583 MEGAWATTS OF CLEAN ELECTRICITY.



NAPANEE GENERATING STATION

**TransCanada is already Canada's largest private-sector power generator and will add another 900 MW of gas-fired generation capacity when the Napanee Generating Station in eastern Ontario begins service in late 2017 or early 2018.** *(Artist illustration)*

The project has a 20-year power purchase agreement with the Ontario Power Authority to support the $1 billion project that will create hundreds of jobs over several years of construction and bring economic benefits to Greater Napanee for decades to come.

We also continue to expand our portfolio of renewable energy sources with the addition of nine new solar generation facilities coming on-line in 2013 and 2014 in Ontario, all under long-term contract with the Ontario Power Authority. Solar generation is complemented by our ownership of the largest wind developments in Canada and Maine, along with several historic hydropower generating stations on the Connecticut and Deerfield Rivers in New England.

We will continue to pursue additional opportunities for new power generation assets in our established market areas. The Alberta power market is undergoing unprecedented demand growth. In addition, there is the expected removal of critical base-load supplies with the planned retirement of coal-fired generation beginning near the end of the decade. Both represent key opportunities for us. There is also the potential for new opportunities for power generation projects in Mexico and in the U.S. and Canada that we will continue to consider.

> "NORTH AMERICA'S DEMAND FOR ELECTRICITY CONTINUES TO GROW BY APPROXIMATELY ONE PER CENT PER YEAR AND EFFORTS TO TRANSITION TO LESS CARBON INTENSE FORMS OF POWER GENERATION ARE WELL ALIGNED WITH OUR EXPERTISE IN BUILDING AND OPERATING HIGHLY EFFICIENT NATURAL GAS-FIRED AND RENEWABLE ENERGY FACILITIES."

2013 LETTER TO SHAREHOLDERS

TransCanada’s 60-year record of safety and reliability, combined with our dedication to respectful co-operation and giving back to the communities wherever we do business, has made us the partner of choice for large-scale energy development across North America. We are guided by our values of Integrity, Responsibility, Collaboration and Innovation. Every employee is expected to demonstrate these values on a daily basis in all of their dealings with colleagues, customers, landowners, government leaders and other stakeholders, as well as with Aboriginal and Native American and Indigenous communities. Getting it right is more important than ever when it comes to safety, stakeholder relations, minimizing environmental impact and operating in a sustainable manner. We perform at the top of our class in these areas, but we recognize the need to continually improve how we undertake our projects in order to realize our vision of becoming North America’s leading energy infrastructure company. That’s why our Corporate Social Responsibility (CSR) department spent much of 2013 formalizing our efforts and moving towards greater rigour and transparency when it comes to reporting on our performance publicly. The results of this work will be reflected in the company’s annual CSR reports going forward. We continue to be recognized for our efforts. For the twelfth year in a row, we were named to the Dow Jones Sustainability World Index. For the second year in a row, we were among Canada’s top 200 companies on the Climate Disclosure Leadership Index and we improved our rating when it comes to reporting on greenhouse gas emissions and climate change initiatives. In addition to creating jobs and generating economic growth across North America as part of developing our $38 billion capital program, we are committed to the communities where we live and work. In 2013, we contributed more than $11 million to non-profit organizations across North America. Our dedication to responsible energy development and safe and reliable operations is the foundation for how we will build and maintain the social acceptance that is critical to ensuring we can continue to successfully develop North America’s energy future. We are committed to conducting our business in an ethical manner that will deliver sustainable, long-term value for our shareholders. CONNECTED WITH COMMUNITIES OUR DEDICATION TO RESPONSIBLE ENERGY DEVELOPMENT AND SAFE AND RELIABLE OPERATIONS IS THE FOUNDATION FOR HOW WE WILL BUILD AND MAINTAIN THE SOCIAL ACCEPTANCE THAT IS CRITICAL TO ENSURING WE CAN CONTINUE TO SUCCESSFULLY DEVELOP NORTH AMERICA’S ENERGY FUTURE. 2013 LETTER TO SHAREHOLDERS

## FIGHTING ASTHMA IN NEW YORK CITY: (image left)

Employees from TransCanada's Ravenswood Generating Station in Queen's, New York have teamed up with the Riis Settlement Society to provide basic asthma screening, consultations and referrals from healthcare professionals. The Queensbridge neighbourhood has the highest child asthma rates in the city.



## BUILDING HOMES IN HOUSTON, TEXAS

Good neighbours help out. Our Community Investment Program seeks to do just that. We directly support not-for-profit organizations, like Habitat for Humanity, and seek partnerships or other ways to leverage our contributions.



## ENVIRONMENTAL STUDIES IN NORTHERN BRITISH COLUMBIA

Environmental field studies involve the identification of trees along our proposed right-of-way that bear marks that are important to Aboriginal people. These marks can be simple way-finding signs or have significant spiritual meaning. We often build or operate facilities near Aboriginal, Native American or Indigenous communities. We work hard to build positive relationships and focus on ensuring community impacts are minimized.

## COMMUNITY CONTRIBUTIONS

**FIRE CHIEFS** WE ENTERED INTO A FOUR-YEAR PARTNERSHIP WITH THE **INTERNATIONAL ASSOCIATION OF FIRE CHIEFS** TO DEVELOP EDUCATION AND TRAINING PROGRAMS TO IMPROVE EMERGENCY RESPONSE AND PREPAREDNESS RELATED TO ENERGY AND PIPELINE FACILITIES.



**HOPE AIR** IN NORTHERN BRITISH COLUMBIA, WE PROVIDED SUPPORT FOR HOPE AIR, A CHARITY GROUP DEDICATED TO ASSISTING FAMILIES DEALING WITH THE HIGH COSTS OF TRAVEL TO RECEIVE NECESSARY MEDICAL TREATMENT.



**NEW YORK** IN NEW YORK CITY, WE HELPED LAUNCH THE **GROWING GREEN! PROGRAM** TO IMPROVE EDUCATION ABOUT ENVIRONMENTAL ISSUES AND SUSTAINABILITY FOR SCHOOL-AGED CHILDREN.



2013 LETTER TO SHAREHOLDERS

# EXECUTIVE LEADERSHIP TEAM



**RUSS GIRLING**
President and
Chief Executive Officer



**ALEX POURBAIX**
Executive Vice-President and
President, Development



**DON MARCHAND**
Executive Vice-President
and Chief Financial Officer



**PAUL MILLER**
Executive Vice-President
and President, Liquids Pipelines



**KARL JOHANNSON**
Executive Vice-President and
President, Natural Gas Pipelines



**BILL TAYLOR**
Executive Vice-President
and President, Energy



**JIM BAGGS**
Executive Vice-President,
Operations and Engineering



**KRISTINE DELKUS**
Executive Vice-President
and General Counsel



**WENDY HANRAHAN**
Executive Vice-President,
Corporate Services



**DENNIS McCONAGHY**
Executive Vice-President

## EXECUTIVE VICE-PRESIDENTS, RETIRED FEBRUARY 28, 2014:

"Both of these executives in his own way have contributed greatly to the success of TransCanada. It has been my privilege to work with Sean and Greg over many years. I extend my sincere personal thanks to them and wish them well in their future endeavours." – **RUSS GIRLING**



**SEAN McMASTER**
Executive Vice-President, Stakeholder
Relations and General Counsel



**GREG LOHNES**
Executive Vice-President,
Operations and Major Projects

2013 LETTER TO SHAREHOLDERS

TransCanada Corporation TransCanada Tower 450 – First Street SW Calgary, Alberta T2P 5H1 1.403.920.2000 1.800.661.3805 TransCanada welcomes questions from shareholders and investors. Please contact: David Moneta, Vice-President, Investor Relations 1.800.361.6522 (Canada and U.S. Mainland) Follow us on Twitter: @TransCanada and @TransCanadaJobs Search Careers: Jobs.TransCanada.com Connect on LinkedIn: LinkedIn.com/Company/TransCanada Subscribe to us on YouTube: YouTube.com/TransCanada Check out our blog: Blog.TransCanada.com Visit TransCanada.com for more information on: Our pipelines and energy business Projects and initiatives Corporate responsibility Corporate governance Investor services

VISION To be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantage. Printed in Canada March 2014